Exhibit 99.24

CONSENT OF EXPERT

I, David W. Rennie, of Scott Wilson Roscoe Postle Associates Inc., hereby consent to the inclusion and incorporation by reference in this Annual Report on Form 40-F of Yamana Gold Inc. for the year ended December 31, 2008 (the “Annual Report”) of references to and information derived from the report entitled “Technical Report on El Peñon Mine, Chile Resource Audit” dated February 11, 2008 (the “Incorporated Information”).  I also consent to the reference to my name and to my involvement in the preparation of the Incorporated Information in this Annual Report.

In addition, I do hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (333-148048; 333-145300) of Yamana Gold Inc. of the Incorporated Information.

/s David W. Rennie
Name:	David W. Rennie, Professional Engineer
Title:	Principal Geologist

Date:   March 31, 2009